

July 11, 2016

Mr. O.B. Parrish
Chairman and Chief Executive Officer
The Female Health Company
515 N. State Street, Suite 2225
Chicago, IL 60654

>   **Re: Female Health Co.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 21, 2016**
>   **File No. 001-13602**

Dear Mr. Parrish:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to comment 11 of our letter dated June 14, 2016; however, we note that the change in domicile is contingent upon the passage of the other merger-related proposals and, therefore, you do not appear to qualify for the exemption under Rule 145(a)(2) for mergers where the sole purpose of the transaction is to change the issuer's domicile. In addition, your analysis states that shareholders of FHCO do not have to vote on the APP merger. Please tell us how this is consistent with the by-laws that require a vote of shareholders when more than 20% of your outstanding stock will be issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: James Bedore, Esq.